Prospectus supplement dated October 26, 2018
to the following prospectus(es):
Nationwide Variable Universal Life Protector prospectus dated May 1, 2018
This supplement updates certain information contained in your prospectus. Please read it and keep it with your prospectus for future reference.
I. Nationwide is issuing this Supplement to add the One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy indexed interest option which is available to new and In Force policies beginning November 5, 2018.
As a result, the following changes have been made to the prospectus:
1. The last paragraph on the cover is deleted in its entirety and replaced with the following:
The following general account options are also available under the policy.
•	Fixed interest options:
❍	Fixed Account
❍	Long-Term Fixed Account
•	Indexed interest options:
❍	One Year Multi-Index Monthly Average Indexed Interest Strategy
❍	One Year S&P 500® Point-to-Point Indexed Interest Strategy
❍	One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy
2. The Investment Options section in the In Summary: Policy Benefits provision is deleted in its entirety and replaced with the following:
Investment Options
Net Premium, loan repayments, and Cash Value may be allocated among general account options and/or variable investment options available in the policy.
The policy currently offers two types of general account options, fixed interest options and indexed interest options, see Risk of Allocating Cash Value to the General Account Options. As general account options, amounts credited to these investment options are dependent on Nationwide’s financial strength and claims paying ability.
The fixed interest options offered under the policy are the Fixed Account and the Long-Term Fixed Account. Both of these options will earn interest daily at an annual effective rate, see Fixed Interest Options. The Long-Term Fixed Account may earn a higher interest rate than the Fixed Account, but will also be subject to greater allocation, transfer, and partial surrender restrictions, see Fixed Interest Options Transfers.
The indexed interest options offered under the policy use the change in value of reference indexes as factors in the calculation of interest credited to Index Segments. Interest is calculated and applied on Index Segment Maturity Dates; however, no interest will be credited for amounts deducted from an Index Segment before the Index Segment Maturity Date for:
•	full and partial surrenders;
•	policy and Rider charge deductions; or
•	policy loans, including due and unpaid policy loan interest charged.
See Indexed Interest Options.
The variable investment options offered under the policy correspond to mutual funds designed to be the underlying investment options of variable insurance products. Nationwide VL Separate Account-G contains a separate Sub-Account for each of the underlying mutual funds offered in the policy.
3. The Transfer Requests section in the In Summary: Policy Benefits provision is deleted in its entirety and replaced with the following:
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Transfer Requests
Policy owners may request to transfer allocations between the fixed interest options and Sub-Accounts daily. Policy owners may request to transfer allocations to the indexed interest options daily that will create one or more Index Segments on the Sweep Date coinciding with or next following the date of the transfer request, see How Index Segments Work. Requests to transfer allocations between policy investment options will be processed in the Valuation Period they are received at the Service Center as long as the request is in good order. Requests that are not in good order may be delayed or returned, see Contacting the Service Center. Transfer requests from a Sub-Account may be subject to short-term trading fees and policies and procedures intended to reduce the potentially detrimental impact that disruptive trading has on Investment Experience, see Transfers Among and Between Policy Investment Options.
4. The first paragraph of the In Summary: Policy Risks provision is deleted in its entirety and replaced with the following:
Variable universal life insurance is not suitable as an investment vehicle for short-term savings. It is designed for long-term financial planning. Policy owners accessing the Cash Value in the early policy years could incur potentially substantial surrender charges. The Cash Value, and the Death Benefit to the extent the Death Benefit includes or is based on the policy's Cash Value, will be dependent upon the investment performance of the policy owner's investment allocations and the fees, expenses and charges paid over the life of the policy. A policy owner may not earn sufficient returns from their selection of investment options to pay a policy’s periodic charges so that additional premium payments may be required over the life of the policy to prevent it from lapsing. Policy guarantees that exceed the value in the variable account including payment of the Death Benefit, are subject to Nationwide’s claims paying ability.
5. The Transaction Fee table in the In Summary: Fee Tables provision is deleted in its entirety and replaced with the following:
Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Percent of Premium Charge[1]	Upon making a Premium payment	Maximum: $100 per $1,000 of Premium	Currently: $60 per $1,000 of Premium
Capped Indexed Interest Strategy Charge[2]	Upon creation of an Index Segment in an Indexed Interest Strategy with a cap rate	Maximum: 2.00% of Cash Value applied to create the Index Segment	Currently: 0.50% of Cash Value applied to create the Index Segment
Service Fee[3]	Upon requesting an illustration, policy loan, or copies of transaction confirmations and statements	Maximum: $25	Currently: $0
Partial Surrender Fee	Upon a partial surrender	Maximum: lesser of $25 or 5% of the amount surrendered from the policy's Cash Value	Currently: $0
Surrender Charge[4]†	Upon surrender, policy Lapse, and certain Base Policy Specified Amount decreases	Maximum: $44.53 per $1,000 of Specified Amount	Minimum: $0.87 per $1,000 of Specified Amount
Representative: an age 35 male preferred non-tobacco with a Base Policy Specified Amount and Total Specified Amount of $500,000; Death Benefit Option 1; and a complete surrender of the policy in the first year	Upon surrender, policy Lapse, and certain Base Policy Specified Amount decreases	$17.93 per $1,000 of Specified Amount from the policy's Cash Value
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†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy Specification Pages for information about specific charges of the policy.
[1]	The maximum Percent of Premium Charge shown is the guaranteed maximum rate that may be charged in any policy year, see Percent of Premium Charge.
[2]	Capped Indexed Interest Strategy Charge rates may vary by Indexed Interest Strategy and date on which an Index Segment was created.
[3]	The policy owner will be expected to pay the Service Fee by check or money order at the time of the request. This charge will not be deducted from Cash Value.
[4]	The maximum Surrender Charge calculation assumes: the Insured is a female; issue age 61; tobacco and a full surrender is taken during the first four policy years. The minimum Surrender Charge calculation assumes: the Insured is a female; issue age 0; non-tobacco; and a full surrender is taken during the 10th policy year, see Surrender Charges.
6. The General Account Options section in the Policy Investment Options provision is deleted in its entirety and replaced with the following:
General Account Options
There are two types of general account options under this policy: the fixed interest options and the indexed interest options. Nationwide's obligations under the fixed interest options and indexed interest options are backed by assets of its general account. The general account contains all of Nationwide's assets other than those in this and other Nationwide separate accounts, and is used to support Nationwide's annuity and insurance obligations.
Subject to applicable law, Nationwide has sole discretion over the investment of assets of the general account and policy owners do not share in the investment experience of, or have any preferential claim on, those assets. Nationwide bears the full investment risk for all amounts allocated to the fixed interest options. For the indexed interest options, Nationwide bears the investment risk of guaranteeing the minimum participation rate, cap rate, floor rate and the maximum spread rate, see Indexed Interest Strategies Interest Crediting.
Note: Interest credited to the general account options on a current basis in excess of the guaranteed minimums is not guaranteed. Nationwide may offer promotional rates for new issues and/or In Force policies that may not be sustainable for long periods of time. In addition, interest credited on a non-guaranteed basis varies over time, is rarely the same year-over-year, and may be limited to the guaranteed minimum for extended periods of time.
Because of exemptive and exclusionary provisions, interests in the general account options have not been and will not be registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interests therein are subject to the provisions of these acts. Disclosure regarding the general account options, however, is subject to certain generally-applicable provisions of the federal securities laws relating to accuracy and completeness of statements made in prospectuses.
7. The Indexed Interest Options section in the Policy Investment Options provision is deleted in its entirety and replaced with the following:
Indexed Interest Options
Nationwide believes that the indexed interest options are in substantial compliance with the conditions set forth in Section 989J(a) (1) – (3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The indexed interest options qualify for an exemption from registration under the federal securities laws because, as a Nationwide general account option, its value does not vary according to the performance of a separate account. In addition, the products in which the indexed interest options are offered satisfy standard non-forfeiture laws applicable to life insurance. Accordingly, Nationwide has a reasonable basis for concluding that the indexed interest options provide sufficient guarantees of principal and interest through Nationwide’s General Account to qualify under Section 3(a)(8).
There are currently three indexed interest options ("indexed interest strategies") available under the policy.
•	The One Year Multi-Index Monthly Average Indexed Interest Strategy uses three indexes, the S&P 500®, The Dow Jones Industrial Average℠, and the NASDAQ-100®. Interest is calculated using a weighted blend of the monthly average performance of these three indices over a one year period.
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•	The One Year S&P 500® Point-to-Point Indexed Interest Strategy and the One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy use one index, the S&P 500®. Interest is calculated using the performance of the S&P 500® over a one year period.
There is a charge associated with the indexed interest strategies that use a cap rate to calculate interest, see Capped Indexed Interest Strategy Charge.
Indexed Interest Strategies Interest Crediting
The indexed interest strategies use the change in value of designated market indexes ("reference index performance"), and other factors, to calculate interest for Index Segments. The Cash Value in the indexed interest strategies is not actually invested in the stock market or any securities, and does not participate in dividends. Interest credited to the indexed interest strategies will be paid from Nationwide’s general account and will be subject to Nationwide’s financial strength and claims paying ability.
If reference index performance is favorable, the indexed interest strategies offer the potential for greater interest crediting than the fixed interest options. If reference index performance is unfavorable or negative, the indexed interest strategies may credit less than the fixed interest options.
The factors used to calculate Index Segment interest are:
•	The reference index performance from the Sweep Date on which an Index Segment is created to that Index Segment’s maturity date. Each indexed interest strategy has its own method of calculating reference index performance for the Index Segments.
•	One of the following:
❍	a cap rate that is the maximum interest that will be credited to an Index Segment even if reference index performance is greater; or
❍	a spread rate that is the maximum amount by which reference index performance will be reduced, after application of the participation rate, in determining interest credited to an Index Segment.
•	A participation rate that is the percentage of positive reference index performance used up to the cap rate or reduced by the spread rate, as applicable.
•	A floor rate that is the minimum interest that will be credited even if the result of the interest calculation would otherwise be less.
Comparison of Spread Rate versus Cap Rate Versions of Indexed Interest Strategies
Cap rates are used manage the risk Nationwide assumes in guaranteeing indexed interest calculation components in advance and the cost of purchasing financial instruments to support the guarantees. Assessing a capped indexed interest strategy charge when an Index Segment is created allows the cap rate to be set higher than it would be if no charge was assessed. Spread rates are an alternative approach to managing the risk and cost of guaranteeing indexed interest calculation components.
When reference index performance is higher, the capped version of an indexed interest strategy may limit credited interest when compared to the uncapped version of an indexed interest strategy. When reference index performance is low to moderate, the spread rate of an uncapped version of an indexed interest strategy may limit credited interest when compared to the capped version of an indexed interest strategy.
How the One Year S&P 500® Point-to-Point Indexed Interest Strategy and One Year uncapped S&P 500® Point-to-Point Indexed Interest Strategy perform in different hypothetical scenarios using the participation, floor and cap or floor rates shown:
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Hypothetical Reference Index Performance	One Year S&P 500® Point-to-Point Indexed Interest Strategy Cap Rate: 10% Participation Rate: 100% Floor Rate: 1.00%	One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy Spread Rate: 4.50% Participation Rate: 100% Floor Rate: 0.25%
-4%	1%	0.25%
6%	6%	1.50%
8%	8%	3.50%
15%	10%	10.50%
32%	10%	27.5%
Based on the assumptions shown, performs best when reference index increases approximately:	0% to 14.50%	14.50% and up
For details regarding the available indexed interest strategies and how Index Segment interest is calculated see Appendix B: Indexed Interest Strategies.
How Index Segments Work
Index Segments are created on Sweep Dates by the allocation of Net Premium, loan repayments, and/or transfer of Cash Value to an indexed interest strategy. Amounts allocated or transferred to an indexed interest strategy are held in the Fixed Account as Pending Sweep Transactions until an applicable Sweep Date, see Indexed Interest Options Transfers and Indexed Interest Options Allocations. Sweep Date frequency may be different for each indexed interest strategy and is subject to change. Nationwide guarantees that Sweep Dates will be offered at least quarterly. Contact the Service Center for information regarding current Sweep Date frequencies, see Contacting the Service Center.
Each Index Segment will have current participation, cap or spread, and floor rates declared at the time an Index Segment is created. Current participation, cap or spread, and floor rates for new Index Segments may vary based on market conditions and the costs associated with guaranteeing the current rates for an Index Segment, but will never be less than the minimum rates stated in the Policy Specification Pages. Once established for an Index Segment, the current participation, cap or spread, and floor rates are guaranteed for the duration of the Index Segment. Contact the Service Center for information regarding current participation, cap or spread, and floor rates, see Contacting the Service Center.
On Index Segment Maturity Dates, reference index performance and interest crediting rates are calculated for the Index Segments. Any resulting interest is then applied to the Index Segment Maturity Value. See Indexed Interest Options Transfers for information regarding reallocation or transfer of the Index Segment Maturity Value.
Interest Crediting Risks for the Indexed Interest Strategies
The policy owner assumes the risk that interest credited to an Index Segment may not exceed the guaranteed minimum floor rate due to unfavorable reference index performance. The policy owner also assumes the risk that interest credited to the indexed interest options may be insufficient to pay the policy's charges. Additional Premium payments may be required over the life of the policy to prevent it from Lapsing.
Additionally, no interest will be credited for amounts deducted from an Index Segment before the Index Segment Maturity Date for full and partial surrenders, policy and Rider charge deductions, for policy loans including due and unpaid policy loan interest charged.
Order of Processing from the Indexed Interest Strategies
When policy and Rider charges, partial surrenders, loans and loan interest are deducted from the indexed interest strategies, they will be deducted in the following order:
(1)	from the Index Segment Maturity Value of any Index Segments of the One Year S&P 500® Point-to-Point Indexed Interest Strategy until exhausted; then
(2)	from the Index Segment Maturity Value of any Index Segments of the One Year Multi-Index Monthly Average Indexed Interest Strategy until exhausted; then
(3)	from the Index Segment Maturity Value of any Index Segments of the One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy until exhausted; then
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(4)	from any unmatured Index Segments of the One Year S&P 500® Point-to-Point Indexed Interest Strategy first from the most recently created Index Segment until it is exhausted, then the next most recently created Index Segment, successively until all Index Segments of that indexed interest strategy are exhausted; then
(5)	from any unmatured Index Segments of the One Year Multi-Index Monthly Average Indexed Interest Strategy first from the most recently created Index Segment until it is exhausted, then the next most recently created Index Segment, successively until all Index Segments of that indexed interest strategy are exhausted; then
(6)	from any unmatured Index Segments of the One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy first from the most recently created Index Segment until it is exhausted, then the next most recently created Index Segment, successively until all Index Segments of that indexed interest strategy are exhausted.
Transfers to and from the Indexed Interest Strategies
Prior to the policy's Maturity Date, the policy owner may make transfers into the indexed interest strategies. These transfers will be in dollars. Requested transfers out of the indexed interest strategies are only permitted on Index Segment Maturity Dates. See Indexed Interest Options Transfers for details about transfers to and from the indexed interest options.
Availability of the Indexed Interest Strategies
Nationwide reserves the right to add one or more indexed interest strategies. Nationwide may also close one or more of the indexed interest strategies to new allocations and transfers. Any existing Index Segments in a closed indexed interest strategy will be permitted to continue until the end of the applicable Index Segment term. Before an indexed interest strategy is closed, Nationwide will provide the policy owner and any assignee with written notice.
If an indexed interest strategy becomes unavailable, any Index Segments Maturity Value that would otherwise be applied to the unavailable indexed interest strategy, will be held in a money market Sub-Account until new written instructions to transfer to another investment option are received from the policy owner.
Discontinuance or Substitution of Reference Indexes
Nationwide may discontinue or substitute a reference index used in an indexed interest strategy if the reference index is no longer published, if the licensing agreement is not renewed by Nationwide or the licensor, or the calculation of the reference index substantially changes. If a reference index is replaced, Nationwide will select a replacement in its sole discretion. Where an indexed interest strategy uses more than one reference index, Nationwide may adjust the method of calculating Index Segment interest, rather than substituting a comparable index. In the event that Nationwide replaces any of the reference indexes or adjusts the method of calculating Index Segment interest for an indexed interest strategy, Nationwide will provide the policy owner and any assignee with written notice.
8. The Indexed Interest Strategy Charge section in the Standard Policy Charges provision is deleted in its entirety and replaced with the following:
Capped Indexed Interest Strategy Charge
A capped indexed interest strategy charge is assessed at the time an Index Segment is created in one of the indexed interest strategies that uses a cap rate to calculate Index Segment interest, currently:
•	One Year Multi-Index Monthly Average Indexed Interest Strategy; and
•	One Year S&P 500® Point-to-Point Indexed Interest Strategy.
The charge will be deducted from the amount being applied to the Index Segment. This charge is intended to compensate Nationwide for the costs of hedging and investment related expenses associated with the capped indexed interest strategies. The capped indexed interest strategy charge is calculated by multiplying the dollar amount applied to a capped indexed interest strategy by the applicable capped indexed interest strategy charge rate. The capped indexed interest strategy charge rates may vary by capped indexed interest strategy and the date on which an Index Segment is created, but will never exceed 2.00%. On a current basis, the charge will be no more than the current floor rate for an Index Segment minus 0.25%.
9. Appendix B: Indexed Interest Strategies is deleted in its entirety and replaced with the following:
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Appendix B: Indexed Interest Strategies
The available indexed interest strategies are described below. A charge is assessed at the time new Index Segments are created that will reduce the amount allocated or transferred to a capped indexed interest strategy, see Capped Indexed Interest Strategy Charge.
Additionally, the Cash Value will be reduced and no interest will be credited for amounts deducted, transferred, or surrendered from an Index Segment before the Index Segment Maturity Date.
One Year Multi-Index Monthly Average Indexed Interest Strategy
This strategy uses the weighted average monthly value of three reference indexes, excluding dividends, to calculate Index Segment interest: the S&P 500®; the Dow Jones Industrial Average; and the NASDAQ-100®. The value for each reference index is tracked from month-to-month over an Index Segment's 12 month term. On an Index Segment Maturity Date, the monthly values for each reference index are averaged to determine the reference indexes' respective monthly average performance rates. The reference index performance rates are then weighted, with the top-performing reference index weighted 50%, the second best 30%, and the third best 20%. The participation rate, cap rate, and floor rate are then applied to determine the Index Segment interest rate. The guaranteed minimum rates are: 100.00% - participation rate, 3.00% - cap rate, and 1.00% - floor rate.
The monthly average method can increase the likelihood that an Index Segment will receive at least some interest, particularly when the reference indexes experience volatility during an Index Segment's term. However, the result may or may not be favorable.
The two step formula for the Index Segment interest rate calculation is as follows:
Step 1: The reference index performance rates = (A ÷ B ÷ C) – D, where:
A	is the sum of a reference index's monthly values for each month of the Index Segment's 12 month term;
B	is the length of the Index Segment's term, 12 months;
C	is the reference index's value at the beginning of the Index Segment’s term; and
D	is 1.
Step 2: The respective reference index performance rates are used in the following formula to determine the Index Segment's interest rate: Index Segment interest rate = the lesser of: I and, the greater of: J, and (E + F + G) x H where:
E	is 50% x the greatest reference index performance rate;
F	is 30% x the second greatest reference index performance rate;
G	is 20% x the third greatest reference index performance rate;
H	is the participation rate in effect for the Index Segment;
I	is the cap rate in effect for the Index Segment; and
J	is the floor rate in effect for the Index Segment.
The examples on the following pages demonstrate how interest is calculated for the One Year Multi-Index Monthly Average Indexed Interest Strategy. The examples are for illustrative purposes only.
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Example 1: Reference Index Performance Rate is greater than the cap rate
Step 1: Calculate Reference Index Performance Rates
Index A: 2278.86 ÷ 2131.33 – 1 =0.0692 = 6.92%
Index B: 11073.32 ÷ 10709.90 – 1 = 0.0339 = 3.39%
Index C: 1269.50 ÷ 1221.34 – 1 = 0.0394 = 3.94%
Step 2: Determine Index Segment interest rate
The reference index performance rates are weighted and added together:
E = 6.92% x 50% = 3.46%
F = 3.94% x 30% = 1.18%
G = 3.39% x 20% = 0.68%
E + F + G = 5.32%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 1%
Index Segment interest rate is 3%, since 5.32% x 100% = 5.32%, which is greater than 1% but more than 3%.
	Reference Index Values – Example 1
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2187.21	10811.60	1238.02
Month 2	2227.01	11006.88	1260.22
Month 3	2364.06	10703.08	1302.35
Month 4	2263.90	11317.54	1257.26
Month 5	2352.82	12004.13	1351.06
Month 6	2588.09	11342.89	1380.90
Month 7	2362.55	11144.06	1311.46
Month 8	2215.51	10883.49	1267.03
Month 9	2176.53	11102.01	1214.62
Month 10	2219.34	11368.24	1231.86
Month 11	2234.46	10707.68	1286.33
Month 12	2154.78	10488.24	1132.89
Monthly Average Value (A÷B)	2278.86	11073.32	1269.50
Reference Index Performance Rate	6.92%	3.39%	3.94%
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Example 2: Reference Index Performance Rate is between the cap and floor rates
Step 1: Calculate Reference Index Performance Rates:
Index A: 2198.89 ÷ 2131.33 – 1 = 0.0317 = 3.17%
Index B: 10924.27 ÷ 10709.90 – 1 = 0.0200 = 2.00%
Index C: 1228.16 ÷ 1221.34 – 1 = 0.0056 = 0.56%
Step 2: Determine Index Segment interest rate. The reference index performance rates are weighted and added together:
E = 3.17% x 50% = 1.58%
F = 2.00% x 30% = 0.60%
G = 0.56% x 20% = 0.11%
E + F + G = 2.30%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 1%
Index Segment interest rate is 2.30%, since 2.30% * 100% = 2.30%, which is greater than 1% but less than 3%.
	Reference Index Values – Example 2
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2111.90	10495.30	1185.49
Month 2	2146.28	10648.77	1195.43
Month 3	2122.75	10507.90	1193.81
Month 4	2151.95	10713.47	1211.59
Month 5	2178.14	10892.18	1227.26
Month 6	2202.11	10992.32	1233.72
Month 7	2238.84	11074.46	1254.57
Month 8	2282.31	11083.76	1265.63
Month 9	2209.50	10905.82	1221.11
Month 10	2216.78	11058.97	1239.17
Month 11	2249.03	11257.81	1250.82
Month 12	2277.12	11460.47	1259.35
Monthly Average Value (A÷B)	2198.89	10924.27	1228.16
Reference Index Performance Rate	3.17%	2.00%	0.56%
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Example 3: Reference Index Performance Rate is less than the floor rate
First, the One-Year Monthly Average Indexed Interest Strategy tracks the reference indexes’ values each month and then averages them for the 12 month Index Segment term.
Step 1: Calculate Reference Index Performance Rates
Index A: 2147.34 ÷ 2131.33 – 1 =0.0075 = 0.75%
Index B: 10589.73 ÷ 10709.90 – 1 =-0.112 = -1.12%
Index C: 1171.63 ÷ 1221.34 – 1 = -0.0407 = -4.07%
Step 2: Determine Index Segment interest rate
The reference index performance rates are weighted and added together:
E = 0.75% x 50% = 0.38%
F = -1.12% x 30% = -0.34%
G = -4.07% x 20% = -0.81%
E + F + G = -0.77%
Assuming the guaranteed participation, cap, and floor rates apply as follows:
H = 100%
I = 3%
J = 1%
Index Segment interest rate is 1.00%, since -0.77% * 100% = -0.77%, which is less than 1%.
	Reference Index Values – Example 3
	Index A	Index B	Index C
Sweep Date	2131.33	10709.90	1221.34
Month 1	2088.43	10564.18	1181.07
Month 2	2117.44	10703.71	1191.64
Month 3	2085.68	10564.49	1167.54
Month 4	2117.42	10423.29	1122.68
Month 5	2132.62	10627.09	1130.74
Month 6	2146.56	10672.57	1150.77
Month 7	2148.17	10732.57	1173.54
Month 8	2183.15	10819.64	1178.15
Month 9	2155.41	10876.41	1195.83
Month 10	2190.81	10506.11	1195.52
Month 11	2194.98	10220.01	1175.52
Month 12	2207.44	10366.71	1196.60
Monthly Average Value (A÷B)	2147.34	10589.73	1171.63
Reference Index Performance Rate	0.75%	-1.12%	-4.07%
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One Year S&P 500® Point-to-Point Indexed Interest Strategy
This strategy uses the change in value of one reference index, excluding dividends to calculate Index Segment interest, the S&P 500®. The change in value of the reference index is tracked from the beginning to the end of an Index Segment's 12 month term. The ending value is subtracted from the beginning value to determine the reference index performance rate. The participation rate, cap rate, and floor rate are then applied to determine the Index Segment interest rate. The guaranteed minimum rates are: 100.00% - participation rate, 3.00% - cap rate, and 0.00% - floor rate.
The point-to-point method can potentially result in higher interest credited, particularly when the reference index experiences stable growth during an Index Segment’s term. However, the result may or may not be favorable.
The two-step formula for the Index Segment interest rate calculation is as follows:
Step 1: The reference index performance rate = (A ÷ B) – C where:
A	is the reference index value at the end of the Index Segment term;
B	is the reference index value at the beginning of the Index Segment term; and
C	is 1.
Step 2: The reference index performance rate is used in the following formula to determine the Index Segment interest rate to be applied to the Index Segment value remaining after deductions:
Index Segment interest rate = the greater of G and, the lesser of: F, and D x E, where:
D	is the reference index performance rate;
E	is the participation rate;
F	is the cap rate; and
G	is the floor rate.
The examples on the following pages demonstrate how interest is calculated for the One Year S&P 500® Point-to-Point Indexed Interest Strategy. The examples are for illustrative purposes only.
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Example 1: Reference Index Performance Rate is greater than the cap rate
Step 1:
A = 2350.70
B = 1775.32
C = 1
Index Performance Rate = 2350.70 ÷ 1775.32 – 1 = 32.41%
Applying the guaranteed minimum participation, cap, and floor rates:
E = 100% F = 3.0% G = 1.0%
Index Segment interest rate = 3%, since 32.41% x 100% = 32.41% which is greater than 1.0% but more than 3.0%.
Example 2: Reference Index Performance Rate is between the cap and floor rates
Step 1:
A = 1819.20
B = 1775.32
C = 1
Index Performance Rate = 1819.20 ÷ 1775.32 – 1 = 2.47%
Applying the guaranteed minimum participation, cap, and floor rates:
E = 100% F = 3.0% G = 1.0%
Index Segment interest rate = 2.47%, since 2.47%% x 100% = 2.47% which is greater than 1.0% but less than 3.0%.
Example 3: Reference Index Performance Rate is less than the floor rate
Step 1:
A = 1740.88
B = 1775.32
C = 1
Index Performance Rate = 1740.88 ÷ 1775.32 – 1 = -1.94%
Applying the guaranteed minimum participation, cap, and floor rates:
E = 100% F = 3.0% G = 1.0%
Index Segment interest rate = 1.0%, since -1.94% x 100% = -1.94% which is less than 1.0%.
	Reference Index Value
	Example 1	Example 2	Example 3
Sweep Date	1775.32	1775.32	1775.32
Index Segment Maturity Date	2350.70	1819.20	1740.88
Reference Index Performance Rate	32.41%	2.47%	-1.94%
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One Year Uncapped S&P 500® Point-to-Point Indexed Interest Strategy
This strategy uses the change in value of one reference index, excluding dividends, to calculate Index Segment interest, the S&P 500®. The change in value of the reference index is tracked from the beginning to the end of an Index Segment's 12 month term. The ending value is subtracted from the beginning value to determine the reference index performance rate. The participation rate, spread rate, and floor rate are then applied to determine the Index Segment interest rate. The guaranteed minimum rates are: 100.00% - participation rate, 0.25% - floor rate, and the maximum spread rate is 20.00%.
The uncapped point-to-point method can potentially result in higher interest credited, particularly when the reference index experiences a high rate of growth during an Index Segment’s term. However, the result may or may not be favorable.
The two-step formula for the Index Segment interest rate calculation is as follows:
Step 1: The reference index performance rate = (A ÷ B) - C where:
A = is the reference index value at the end of the Index Segment term;
B = is the reference index value at the beginning of the Index Segment term; and
C = is 1.
Step 2: The reference index performance rate is used in the following formula to determine the Index Segment interest rate to be applied to the Index Segment value remaining after deductions:
Index Segment interest rate = the greater of F, or (D x E) - G, where:
D = is the reference index performance rate;
E = is the participation rate;
F = is the floor rate; and
G = is the spread rate.
The examples on the following pages demonstrate how interest is calculated for the Uncapped One Year S&P 500® Point-to-Point Indexed Interest Strategy. The examples are for illustrative purposes only.
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Example 1: Reference Index Performance Rate after application of the spread rate is greater than the floor rate
Step 1:
A = 2350.70
B= 1775.32
C = 1
Index Performance Rate = 2350.70 ÷ 1775.32 - 1 = 32.41%
Applying the guaranteed minimum participation and cap rates, and the maximum spread rate:
E = 100% F = 0.25% G = 20%
Index Segment interest rate = 12.41%, since 32.41% x 100% = 32.41% - 20% = 12.41%, which is greater than the floor rate of 0.25%.
Example 2: Reference Index Performance Rate after application of the spread rate is less than the floor rate
Step 1:
A = 1819.20
B= 1775.32
C = 1
Index Performance Rate = 1819.20 ÷ 1775.32 - 1 = 2.47%
Applying the guaranteed minimum participation and cap rates, and the maximum spread rate:
E = 100% F = 0.25% G = 20%
Index Segment interest rate = 0.25%, since 2.47% x 100% = 2.47% - 20% = -17.53%, which is less than the floor rate of 0.25%.
Example 3: Reference Index Performance Rate after application of the spread rate is less than the floor rate
Step 1:
A = 1740.88
B = 1775.32
C = 1
Index Performance Rate = 1740.88 ÷ 1775.32 – 1 = -1.94%
Applying the guaranteed minimum participation, cap, and floor rates:
E = 100% F = 0.25% G = 20%
Index Segment interest rate = 0.25%, since -1.94% x 100% = -1.94% which is less than the floor rate of 0.25%.
	Reference Index Value
	Example 1	Example 2	Example 3
Sweep Date	1775.32	1775.32	1775.32
Index Segment Maturity Date	2350.70	1819.20	1740.88
Reference Index Performance Rate	32.41%	2.47%	-1.94%
VLP-0110-2

The "S&P 500" and the Dow Jones Industrial Average are products of S&P Dow Jones Indices LLC ("SPDJI"), and have been licensed for use by Nationwide. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC ("S&P"); DJIA®, The Dow®, Dow Jones® and Dow Jones Industrial Average are trademarks of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Nationwide. Nationwide products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of Nationwide’s products or any member of the public regarding the advisability of investing in securities generally or in Nationwide’s products particularly or the ability of the Dow Jones Industrial Average or the S&P 500 to track general market performance. S&P Dow Jones Indices’ only relationship to Nationwide with respect to the Dow Jones Industrial Average and the S&P 500 is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices or its licensors. The Dow Jones Industrial Average and the S&P 500 are determined, composed and calculated by S&P Dow Jones Indices without regard to Nationwide’s products. S&P Dow Jones Indices have no obligation to take the needs of Nationwide or the owners of Nationwide’s products into consideration in determining, composing or calculating the Dow Jones Industrial Average or the S&P 500. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of Nationwide’s products or the timing of the issuance or sale of Nationwide’s products or in the determination or calculation of the equation by which Nationwide’s products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of Nationwide’s products. There is no assurance that investment products based on the Dow Jones Industrial Average and/or the S&P 500 will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to Nationwide’s products currently being issued by Nationwide, but which may be similar to and competitive with Nationwide’s products. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Dow Jones Industrial Average and/or the S&P 500.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE, THE S&P 500 OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY NATIONWIDE, OWNERS OF NATIONWIDE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE, THE S&P 500 OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND NATIONWIDE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
The Policy is not sponsored, endorsed, sold or promoted by The NASDAQ, Inc. or its affiliates (NASDAQ, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Policy. The Corporations make no representation or warranty, express or implied to the owners of the Policy or any member of the public regarding the advisability of investing in securities generally or in the Policy particularly, or the ability of the Nasdaq-100 Index to track general stock market performance. The Corporations' only relationship to Nationwide ("Licensee") is in the licensing of the NASDAQ, NASDAQ-100 Index registered trademarks, and certain trade names of the Corporations and the use of the NASDAQ-100 Index which is determined, composed and calculated by NASDAQ without regard to Licensee or the Policy. NASDAQ has no obligation to take the needs of the Licensee or the owners of the Policy into consideration in determining, composing or calculating the NASDAQ-100 Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Policy to be issued or in the determination or calculation of the equation by which the Policy is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Policy.
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THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE POLICY, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF POSSIBILITY OF SUCH DAMAGES.
II. Additionally, general disclosure updates are made to the prospectus as follows:
1. The Variable Investment Options section in the Policy Investment Options provision is deleted in its entirety and replaced with the following:
Variable Investment Options
The variable investment options available under the policy are Sub-Accounts that invest in underlying mutual funds that are registered with the SEC. The mutual funds' registration with the SEC does not involve the SEC's supervision of the management or investment practices or policies of the mutual funds. The mutual funds are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.
Each Sub-Account's assets are held separately from the assets of the other Sub-Accounts. The result is that each Sub-Account operates independently of the other Sub-Accounts so the income or losses of one Sub-Account will not affect the Investment Experience of any other Sub-Account.
Underlying mutual funds in the separate account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.
The investment advisors of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the separate account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.
The particular underlying mutual funds available under the policy may change from time to time, see Identification of Underlying Mutual Funds. Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment. New underlying mutual funds or new share classes of currently available underlying mutual funds may be added. In the case of new share class additions, future allocations may be limited to the new share classes. The policy owner will receive notice of any such changes that effect the policy.
2. The Substitution of Securities section in the Nationwide VL Separate Account-G provision is deleted in its entirety and replaced with the following:
Nationwide may substitute, eliminate, or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:
(1) shares of a current underlying mutual fund are no longer available for investment; or
(2) further investment in an underlying mutual fund is inappropriate.
Nationwide will not substitute shares of any underlying mutual fund in which the Sub-Accounts invest without any necessary prior approval of the appropriate state and/or federal regulatory authorities. All affected policy owners will be notified in writing by U.S. mail, or any other means permitted by law, in the event there is a substitution, elimination, or combination of shares.
The substitute mutual fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Premium, or both. Nationwide may close Sub-Accounts to allocations of Premiums or policy value, or both, at any time in its sole discretion. The mutual funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.
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3. The following definition is added to Appendix C: Definitions:Commissionable Target Premium (CTP) – is an amount used in the calculation of the percent of premium charge and total compensation Nationwide pays. Commissionable Target Premium is actuarially derived based on the Base Policy Specified Amount, the Insured’s characteristics and the death benefit option of the policy.
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